SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 1-12534

_____________________________

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 363 NORTH SAM HOUSTON PARKWAY EAST
 SUITE 100
 HOUSTON, TEXAS 77060
 (281) 847-6000
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	13

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
      Newfield Exploration Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 27, 2011

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

Assets
Cash, non-interest bearing	$1,106	$73,224

Investments, at fair value (See Note 3)	92,864,506	70,199,319

Total investments and cash	92,865,612	70,272,543

Receivables
Notes receivable from participants	1,922,481	1,358,876
Employer match	145,586	-
Investment income	25,062	20,569

Total receivables	2,093,129	1,379,445

Net Assets Available for Benefits, at Fair Value	94,958,741	71,651,988

Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(396,121)	(88,350)

Net Assets Available for Benefits	$94,562,620	$71,563,638

See accompanying Notes to Financial Statements.

2.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to net assets attributable to:
Investment income
Interest and dividends	$965,027
Net appreciation in fair value of investments (See Note 3)	11,412,576

Net investment income	12,377,603

Interest from notes receivable from participants	72,878

Contributions
Employer	6,652,383
Participant	8,397,462
Rollover	1,135,801

Total contributions	16,185,646

Total additions	28,636,127

Deductions from net assets attributable to:
Benefits paid directly to participants	5,463,282
Administrative expenses	173,863

Total deductions	5,637,145

Increase in Net Assets Available for Benefits	22,998,982
Net Assets Available for Benefits, Beginning of Year	71,563,638
Net Assets Available for Benefits, End of Year	$94,562,620

See accompanying Notes to Financial Statements.

3.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes.  A summary plan description is provided to participants explaining general Plan provisions.  The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined-contribution plan adopted effective as of January 1, 1989.  Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates are eligible to participate in the Plan.  However, the Plan does not allow employees covered by collective bargaining agreements, leased employees or nonresident aliens, if applicable, to participate in the Plan.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Elective and Employer Matching Contributions:  Participants may contribute up to 30% of their eligible compensation (as defined in the Plan agreement) on a per pay period basis.  The Company will make a matching contribution, also on a per pay period basis, in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 8% of the participant’s compensation for the applicable pay period contribution.  The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations.  The Company does not match catch-up contributions.  The foregoing participant and Company matching contributions are subject to certain limitations.

Participants may also rollover certain amounts representing distributions from other qualified plans and individual retirement accounts.  Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including the Company’s common stock.

Participant Accounts:  Each participant has an account that is credited (or charged) with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings (or losses) and is, at times, charged with an allocation of Plan administrative expenses based on the participant’s earnings or account balances (as defined in the Plan agreement).  Earnings (or losses) are allocated to participant accounts based on the earnings (or losses) of investment funds chosen by each participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon.  Effective July 26, 2007 all current and new participants are 100% vested in Company matching contributions immediately.  Matching contributions attributable to periods prior to July 26, 2007 will continue to vest according to their original schedule based on years of service (20% for each year of service and were fully vested after five years of service). An active participant is entitled to 100% of his or her account balances upon death, disability or reaching age 65.

Forfeitures:  Forfeitures resulted from the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. Forfeitures remain in the Plan and are used first to reinstate participant accounts, as applicable, then to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement, if any, and finally to offset the Company’s matching contributions.  At December 31, 2010 and 2009, forfeitures of $8,812 and $16,180 respectively, were available. In 2010, the Company’s matching contributions were offset by $50,628 from forfeited non-vested accounts.

Benefit Payments:  Upon termination of service, a participant is entitled to receive the vested portion of his or her accounts.  A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments.  A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein.  Distributions are subject to the applicable provisions of the Plan agreement.

Notes Receivable from Participants:  A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances.  The loan will bear interest at a rate commensurate with market rates for similar loans.

Expenses:  The Company pays certain administrative expenses as defined in the Plan document.

4.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Estimates:  The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the individual participant account balances.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value.  See Note 4, “Fair Value Measurements,” for a detailed discussion.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements:  In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures, or ASU No. 2010-06, which amends Accounting Standards Codification Subtopic No. 820-10, or ASC 820, relating to fair value measurements, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  A portion of ASU No. 2010-06 requiring expanded disclosure of activity for Level 3 assets and liabilities will be effective for fiscal years beginning after December 15, 2010.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined-contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this guidance and has reclassified participant loans from investments to notes receivable from participants. Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Reclassifications: Certain reclassifications have been made to the 2009 financial statement to conform to the 2010 financial statement presentation.  These reclassifications had no effect on changes in net assets available for benefits.

5.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

NOTE 3 – INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2010	2009
Investments at fair value based on quoted market prices:
Newfield Exploration Company common stock
(142,302 and 178,779 shares in 2010 and 2009, respectively)*	$10,261,397	$8,622,511
American Beacon Large Cap Value Institutional Fund	5,898,218	4,654,651
Harbor Capital Appreciation Fund	**	3,605,264
Schwab S&P 500 Index Fund*	6,273,776	5,123,420
PIMCO Total Return Fund	—	3,765,990
T. Rowe Price Retirement 2010	4,860,540	4,176,022
T. Rowe Price Retirement 2030	8,287,742	6,175,787
Vanguard Total Bond Market Index Institutional Fund	5,289,511	—
Vanguard Total International Stock Index Fund	5,224,942	4,427,986
Investments at contract value:
Schwab Stable Value Fund*	15,353,522	12,804,360
_________
* Party-in-interest transaction (see Note 6)
** Investment represented less than 5% of net assets available for benefits in the period indicated

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$6,940,585
Stable value fund	354,851
Company common stock	3,800,494
Other	316,646
$11,412,576

6.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

NOTE 4 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the authoritative guidance that applies to all financial assets and liabilities required to be measured and reported on a fair value basis. Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. Fair value focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. We consider active markets as those in which transactions for the assets occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets in active markets or inputs that are observable, either directly on directly, for substantially the full term of the asset.

Level 3: Significant unobservable inputs for the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value, except for the stable value fund which is measured at contract value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Stable value fund: Valued at contract value and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

7.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

NOTE 4 – FAIR VALUE MEASUREMENTS – (Continued)

The following tables summarize the valuation of the Plan’s investments by fair value hierarchy:

	Level 1	Level 2	Level 3	Total

As of December 31, 2010
Company common stock	$10,261,397	$—	$—	$10,261,397
Money market funds	311	—	—	311
Mutual funds
Target-date funds	20,064,786	—	—	20,064,786
Large company funds	12,171,994	—	—	12,171,994
Mid company funds	5,886,400	—	—	5,886,400
Small company funds	6,439,960	—	—	6,439,960
International funds	12,032,219	—	—	12,032,219
Fixed income funds	5,973,252	—	—	5,973,252
Total mutual funds	62,568,611	—	—	62,568,611

Stable value fund	—	15,749,643	—	15,749,643
Self directed brokerage accounts	4,284,544	—	—	4,284,544
Total investments at fair value	$77,114,863	$15,749,643	$—	$92,864,506

	Level 1	Level 2	Level 3	Total

As of December 31, 2009
Company common stock	$8,622,511	$—	$—	$8,622,511
Money market funds	191	—	—	191
Mutual funds
Target-date funds	14,078,943	—	—	14,078,943
Large company funds	13,383,335	—	—	13,383,335
Mid company funds	4,561,379	—	—	4,561,379
Small company funds	3,897,390	—	—	3,897,390
International funds	6,111,490	—	—	6,111,490
Fixed income funds	3,884,704	—	—	3,884,704
Total mutual funds	45,917,241	—	—	45,917,241

Stable value fund	—	12,892,710	—	12,892,710
Self directed brokerage accounts	2,766,666	—	—	2,766,666
Total investments at fair value	$57,306,609	$12,892,710	$—	$70,199,319

8.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

NOTE 5 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan has interest in a Stable Value Fund that has investments in traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”) as well as short and intermediate-term fixed income investments.  As described in Note 2 above, because the GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable.

The average yield earned by the Stable Value Fund for the year ended December 31, 2010 was 2.26% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2010 was 2.73%.

As of December 31, 2010, the contract value of the Stable Value Fund was $15,353,522 as compared to its fair value of $15,749,643.  An adjustment of $396,121 has been made to the Statement of Net Assets Available for Benefits to reflect contract value.  As of December 31, 2009, the contract value of the Stable Value Fund was $12,804,360 as compared to its fair value of $12,892,710.  An adjustment of $88,350 was made to the Statement of Net Assets Available for Benefits to reflect contract value.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.  The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2010 and 2009 and for the year ended December 31, 2010.   Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) were trustee and recordkeeper, respectively, of the Plan from January 1, 2010 through December 31, 2010.  Plan investments in funds offered by Schwab qualify as party-in-interest investments.  Total assets invested in these funds were $21,627,609 at December 31, 2010 and $17,927,971 at December 31, 2009.  In addition, investments in the self-directed brokerage accounts with balances of $4,284,544 and $2,766,666 at December 31, 2010 and 2009, respectively, were administered by Schwab.  During 2010, the Plan paid a total of $173,863 in administrative fees to Schwab that qualify as a party-in-interest transaction.

Other party-in-interest investments held by the Plan include Company common stock totaling $10,261,397 (142,302 shares) and $8,622,511 (178,779 shares) at December 31, 2010 and 2009, respectively, and notes receivable from participants totaling $1,922,481 and $1,358,876 at December 31, 2010 and 2009, respectively.

As detailed above, the Plan has significant holdings of Company common stock.  As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.

9.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NOTE 8 – TAX STATUS

The Plan was designed in accordance with a prototype plan developed by the Plan trust. The Internal Revenue Service determined by a letter dated May 23, 2008, that the prototype plan and its related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Thus, no provision for federal income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2010	2009
Net assets available for benefits per the financial statements	$94,562,620	$71,563,638
Adjustment from contract value to fair value for fully benefit-responsive contracts	396,121	88,350
Net assets available for benefits per Form 5500	$94,958,741	$71,651,988

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$22,998,982
Adjustment to reflect fair value adjustment for 2010 related to benefit-responsive contracts	307,771
Increase in net assets available for benefits per Form 5500	$23,306,753

10.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds
	Allianz AGIC	Allianz AGIC Micro Cap Instl	#	$727,572

	American Beacon	American Beacon Lg Cap Val Instl	#	5,898,218

*	Charles Schwab	Schwab S&P 500 Index Fund	#	6,273,776

	Columbia	Columbia Small Cap Val II Z	#	1,613,995

	Columbia	Columbia Strategic Income Z	#	683,741

	Harbor	Harbor Capital Appreciation	#	4,336,633

	Nuveen	Nuveen Mid Cap Value I	#	2,108,234

	Rainier	Rainier Small / Mid Cap Equity Instl	#	3,778,166

	Scout	Scout International Fund	#	2,470,644

	T Rowe Price	T Rowe Price Retirement 2010	#	4,860,540

	T Rowe Price	T Rowe Price Retirement 2020	#	2,052,916

	T Rowe Price	T Rowe Price Retirement 2030	#	8,287,742

	T Rowe Price	T Rowe Price Retirement 2040	#	1,877,147

	T Rowe Price	T Rowe Price Retirement 2050	#	969,371

	T Rowe Price	T Rowe Price Retirement Income	#	2,017,070

	Vanguard	Vanguard Small Cap Growth Fund	#	4,098,393

	Vanguard	Vanguard Total BD Mkt Index Instl	#	5,289,511

	Vanguard	Vanguard Total Intl Stock Index	#	5,224,942
				62,568,611
	Common Stock

*	Newfield Exploration Company	Common Stock (142,302 shares)	#	10,261,397

11.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (Continued)
December 31, 2010

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Common / Collective Fund

*	Charles Schwab	Schwab Stable Value Fund	#	15,749,643

	Money Market Fund

*	Stock Liquidity 5	Schwab Money Market Fund	#	311

	Self-Directed Account

*	Charles Schwab	Personal Choice Account - Self-Directed Brokerage Accounts	#	4,201,559

*	Charles Schwab	Personal Choice Account - Limited Partnership	#	82,985
				4,284,544

	Total Investments			92,864,506

	Participant Loans

*	Participant Loans	$1,922,481 principal amount
		(Interest rates ranging from 4.25%
		to 9.25% maturing through 2021)	$-0-	1,922,481

	Cash	Cash	$-0-	1,106

	Total Assets			$94,788,093
________
* - Denotes party-in-interest
# - Investments are participant-directed, therefore, cost information is not required.

12.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Date: June 27, 2011	By: /s/ Deanna L. Jones
Deanna L. Jones
Plan Administrator

13.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP

14.